Exhibit 99.9

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF LOSS AND OTHER COMPREHENSIVE LOSS	3
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	4
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	5
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	6

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS	7
2	BASIS OF PREPARATION AND PRESENTATION	7
3	OPERATING SEGMENTS	8
4	REVENUE	9
5	COST OF SALES	9
6	GENERAL AND ADMINISTRATIVE	9
7	FINANCE COSTS	10
8	LOSS PER SHARE	10
9	NON-CONTROLLING INTERESTS	11
10	FINANCIAL INSTRUMENTS	11
11	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES	12
12	INVENTORIES	13
13	TRADE AND OTHER PAYABLES	13
14	DEFERRED REVENUE	13
15	BORROWINGS	14
16	SHARE CAPITAL	16
17	SHARE-BASED COMPENSATION	16
18	DEFERRED AND CONTINGENT CONSIDERATION	17
19	SUBSEQUENT EVENT	18

ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF LOSS AND OTHER COMPREHENSIVE LOSS

		For three months ended March 31,
(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	2024	2023
Revenue	4	$175,067	$154,320
Cost of sales, excluding depreciation and amortization	5	(123,313)	(122,891)
Depreciation and amortization	5	(14,135)	(9,139)
Gross profit		$37,619	$22,290
General and administrative expenses	6	$(14,161)	$(10,625)
Gain (loss) on revaluation of call and put options		—	(10,000)
Loss on revaluation of financial instruments	10	(1,783)	(1,146)
Other (losses) income		(3,415)	45
Net earnings before finance costs and income tax		$18,260	$564
Finance costs	7	$(5,637)	$(5,939)
Net earnings (loss) before income tax		$12,623	$(5,375)
Current income tax expense		$(8,486)	$(7,917)
Deferred income tax expense		(4,979)	(6,069)
Net loss and total comprehensive loss for the period		$(842)	$(19,361)

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company		$(5,685)	$(20,433)
Non-controlling interests	9	4,843	1,072
Net loss and total comprehensive loss for the period		$(842)	$(19,361)

(Loss) earnings per share attributable to shareholders of the Company	8
Basic and Diluted		$(0.02)	$(0.11)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For three months ended March 31,
(In thousands of US Dollars) (Unaudited)	Note	2024	2023
Net inflow (outflow) of cash related to the following activities
Operating
Net loss after taxation		$(842)	$(19,361)
Income tax expense		13,465	13,986
Adjustments for:
Share-based compensation	17	2,127	1,214
Depreciation and amortization		14,247	9,139
Loss on revaluation of call and put options		—	10,000
Loss on revaluation of financial instruments		1,783	1,146
Other losses		3,415	45
Revenue from stream arrangements	14	(2,604)	(2,466)
Finance costs		5,637	5,939
Proceeds from streaming arrangements	14	766	558
Operating cash flows before income tax paid and movements in working capital		$37,994	$20,200
Income tax paid		(486)	—
Operating cash flows before movements in working capital		$37,508	$20,200
Decrease (increase) in trade receivables, prepayments and other receivables		1,534	(1,080)
(Increase) decrease in inventories	12	(3,167)	8,340
Decrease in trade and other payables		(43,807)	(18,305)
Net cash (used in) generated from operating activities		$(7,932)	$9,155
Investing activities
Payment of contingent consideration		$—	$(800)
Purchase of property, plant and equipment		(19,719)	(18,536)
Exploration and evaluation expenditure		(1,650)	(5,958)
Received from related parties		—	1,752
Net cash used in investing activities		$(21,369)	$(23,542)
Financing activities
Repayment of loans		—	(1,500)
Finance costs paid		(4,693)	(1,841)
Other interest received or finance costs (paid)		834	(462)
Net cash used in financing activities		$(3,859)	$(3,803)
Net decrease in cash and cash equivalents		$(33,160)	$(18,190)
Cash and cash equivalents at beginning of period		158,638	45,163
Effect of foreign exchange rate changes		(109)	(1,414)
Cash and cash equivalents, end of the period		$125,369	$25,559

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

			As at December 31, 2023
(In thousands of US Dollars) (Unaudited)	Note	As at March 31, 2024	(Restated - Note 2)
Assets
Current assets
Cash and cash equivalents		$125,369	$158,638
Trade receivables, prepayments, and other receivables	11	45,420	45,035
Inventories current	12	85,703	88,612
Total current assets		$256,492	$292,285
Non-current assets
Property, plant and equipment	3	$612,701	$600,560
Trade receivables, prepayments and other receivables	11	6,898	9,456
Deferred tax assets		30,975	36,146
Inventories non-current	12	17,034	10,958
Restricted cash	10	6,729	6,881
Total non-current assets		$674,337	$664,001
Total assets		$930,829	$956,286

Liabilities and Total Equity
Current liabilities
Trade and other payables	13	$146,885	$181,904
Income tax payable		36,174	28,275
Provisions		8,573	9,939
Deferred and contingent consideration	18	29,979	28,917
Borrowings, current	15	103,652	103,457
Other financial liabilities		430	591
Total current liabilities		$325,693	$353,083
Non-current liabilities
Provision for reclamation and closure costs		109,549	108,452
Deferred tax liability		2,936	3,128
Deferred and contingent consideration	18	83,683	82,687
Deferred revenue	14	17,961	18,661
Other liabilities		8,688	9,241
Total non-current liabilities		$222,817	$222,169
Total liabilities		$548,510	$575,252

Equity
Share capital	16	$418,649	$418,649
Retained earnings (deficit)		(126,847)	(121,162)
Share-based payments reserve	17	4,546	2,419
Total equity attributable to shareholders of the Company		$296,348	$299,906
Non-controlling interests	9	85,971	81,128
Total equity		$382,319	$381,034
Total liabilities and shareholders' equity		$930,829	$956,286

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Approved by the Board

"Peter Marrone"	"Richard Graff"
PETER MARRONE	RICHARD GRAFF
Director	Director

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

						Total
			Corporate			attributable to
			reorganization	Share-based	Retained	Shareholders of	Non-controlling
(In thousands of US Dollars) (Unaudited)	Share capital	Other reserves	reserve	payment reserve	earnings (deficit)	the Company	interest	Total equity
Balance at December 31, 2022	$93,000	$(79,678)	$33,572	$29,506	$(31,087)	$45,313	$66,052	$111,365
Share-based compensation	—	—	—	1,214	—	1,214	—	1,214
Total (loss) earnings and comprehensive (loss) earnings	—	—	—	—	(20,432)	(20,432)	1,073	(19,359)
Balance at March 31, 2023	$93,000	$(79,678)	$33,572	$30,720	$(51,519)	$26,095	$67,125	$93,220
Balance at December 31, 2023	$418,649	$—	$—	$2,419	$(121,162)	$299,906	$81,128	$381,034
Share-based compensation	—	—	—	2,127	—	2,127	—	2,127
Total (loss) earnings and comprehensive (loss) earnings	—	—	—	—	(5,685)	(5,685)	4,843	(842)
Balance at March 31, 2024	$418,649	$—	$—	$4,546	$(126,847)	$296,348	$85,971	$382,319

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024

(Tabular amounts in thousands of US Dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Allied Gold Corporation (formerly Mondavi Ventures Ltd.) is the ultimate parent company of its consolidated group (“Allied Gold” or “the Company”). The Company was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023, as part of the reverse take-over transaction (the "Transaction) involving, inter alia, the Company, Allied Gold Corp Limited ("AGCL") and Allied Merger Corporation ("AMC"). The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer with a portfolio of three operating gold mines in Mali and Côte d’Ivoire and a gold development project in Ethiopia.

As at March 31, 2024, the Company is the operator and majority owner (through its subsidiaries) of the following producing gold mines and gold exploration project:

•	the Sadiola Mine, located in Mali (the “Sadiola mine”);
•	the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”. The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;
•	the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”); and
•	the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”).

2.	BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB"). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards ("IFRS”) have been condensed or omitted. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2023, except for the application of the Amendments to IAS 1 described below.

Certain prior period amounts have been reclassified to conform to the current year presentation with no material impact on consolidated net (loss) earnings or cash flows.

In preparing the unaudited condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The unaudited condensed consolidated financial statements are presented in United States dollars ("US$", or “$”), which is the Company’s functional and presentation currency. The unaudited condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on May 9, 2024.

New accounting standards and amendments adopted

Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants.

The Company adopted the amendments to IAS 1 for the first time on January 1, 2024, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company's convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

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3.	OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro mine and Agbaou mine), Mali (Sadiola mine), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company's senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses which form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro mine. Corporate legal entities are aggregated and presented together as part of the "other" segment on the basis of them sharing similar economic characteristics at March 31, 2024.

				Kurmuk	Corporate and
Three months ended March 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	project	other	Total
Revenue	$93,011	$42,963	$39,093	$—	$—	$175,067
Cost of sales, excluding depreciation and amortization	(54,728)	(30,221)	(38,364)	—	—	(123,313)
Depreciation and amortization	(1,962)	(9,839)	(2,334)	—	—	(14,135)
Gross profit (loss)	$36,321	$2,903	$(1,605)	$—	$—	$37,619

				Kurmuk	Corporate and
Three months ended March 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	project	other	Total
Revenue	$78,287	$42,032	$34,001	$—	$—	$154,320
Cost of sales, excluding depreciation and amortization	(60,055)	(26,882)	(35,954)	—	—	(122,891)
Depreciation and amortization	(1,460)	(6,814)	(865)	—	—	(9,139)
Gross profit	$16,772	$8,336	$(2,818)	$—	$—	$22,290

				Kurmuk	Corporate and
Balances at March 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	project	other	Total
Current assets	$107,182	$43,199	$29,073	$981	$76,057	$256,492
Non-current assets(1)	211,566	191,162	42,192	229,417	—	674,337
Total assets	$318,748	$234,361	$71,265	$230,398	$76,057	$930,829

Current liabilities	$71,182	$56,489	$49,500	$26,262	$122,260	$325,693
Non-current liabilities	96,317	24,386	39,525	35,940	26,649	222,817
Total liabilities	$167,499	$80,875	$89,025	$62,202	$148,909	$548,510

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				Kurmuk	Corporate and
Balances at December 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	project	other	Total
Current assets	$102,995	$53,082	$27,767	$2,960	$105,481	$292,285
Non-current assets(1)	220,573	189,415	42,813	206,840	4,360	664,001
Total assets	$323,568	$242,497	$70,580	$209,800	$109,841	$956,286

Current liabilities	$77,270	$57,142	$52,317	$24,424	$141,930	$353,083
Non-current liabilities	94,491	24,360	40,159	35,257	27,902	222,169
Total liabilities	$171,761	$81,502	$92,476	$59,681	$169,832	$575,252

(1)	Non-current assets are predominantly comprised of PP&E

4.	REVENUE

	For three months ended March 31,
	2024	2023
Gold	$174,809	$154,173
Silver	258	147
Total sales revenue	$175,067	$154,320

5.	COST OF SALES

	For three months ended March 31,
	2024	2023
Mine production costs	$104,867	$109,126
Royalties	12,983	9,594
Refining	633	550
Exploration expenses	4,830	3,619
Cost of sales, excluding depreciation and amortization	$123,313	$122,889
Depreciation	$10,720	$6,000
Amortization of mining interests	3,415	3,140
Depreciation and amortization	$14,135	$9,140
Cost of sales	$137,448	$132,030

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6.	GENERAL AND ADMINISTRATIVE

	For three months ended March 31,
	2024	2023
Consulting fees	$2,213	$2,215
Office and IT expenses	971	1,056
Professional fees	2,012	2,131
Salaries and related benefits(1)	5,620	2,979
Other G&A	3,345	2,244
Total general and administrative	$14,161	$10,625

(1)	Includes share-based compensation expense in the amount of $2.1 million for the three months ended March 31, 2024 ($1.2 million for the three months ended March 31, 2023).

7.	FINANCE COSTS

	For three months ended March 31,
	2024	2023
Interest expenses from financial liabilities
Borrowings	$2,627	$1,841
Accretion on deferred and contingent consideration (note 18)	1,286	1,584
Other finance costs
Accretion of environmental obligations	1,097	865
Financing component of streaming arrangement (note 14)	1,137	1,152
Other interest (income) expense	(774)	288
Foreign exchange	264	209
Total finance costs	$5,637	$5,939

8.	LOSS PER SHARE

Basic loss per share and the reconciliation of the number of shares used to calculate basic loss per share are as follows:

	For three months ended March 31,
	2024	2023
Net loss attributable to shareholders of the Company	$(5,685)	$(20,433)

Weighted average shares issued and outstanding post-consolidation(1)	250,724,253	181,125,787
Weighted-average shares outstanding – basic	250,724,253	181,125,787

Basic loss per share	$(0.02)	$(0.11)

(1)	Shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

The number of shares that can be converted to settle the convertible debenture issued on September 7, 2023 (note 15) as well as the RSUs granted, have not been included in the calculation of diluted loss per share as their effect would be anti-dilutive.

Furthermore, as described in note 18, the Company can settle the obligation from the deferred consideration arrangement with APM Ethiopia in shares, however those shares have not been included in the calculation of diluted loss per share as their effect would be antidilutive.

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9.	NON-CONTROLLING INTERESTS

The movement in the non-controlling interests balance for the three months ended March 31, 2024 are as follows:

Balance at January 1, 2023	$66,052
Dividend paid to minority shareholder	(1,866)
Share of profit for the period	16,942
Balance at December 31, 2023	$81,128
Share of profit for the period	4,843
Balance at March 31, 2024	$85,971

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15.0% of the Agbaou mine by the Government of Cote d'Ivoire and 20% of the Sadiola mine, owned by the Government of Mali.

10.	FINANCIAL INSTRUMENTS

Financial assets at amortised cost

Current	As at March 31, 2024	As at December 31, 2023
Cash and cash equivalents	$125,369	$158,638
Restricted cash(1)	6,729	6,881
Other receivables	5,153	5,238
Total	$137,251	$170,757

(1) The Company is required to have certain amounts of cash in separate ring-fenced accounts to comply with environmental matters in Cote d’Ivoire.

Financial assets at fair value through profit or loss

	For three months ended	For year ended
	March 31, 2024	December 31, 2023
Option value at beginning of period	$1,181	$940
Embedded derivative asset addition	—	1,129
Re-measurement at fair value through profit or loss	—	(834)
Extinguishment of option	—	(54)
Derivative carried at fair value	$1,181	$1,181

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Financial liabilities at amortised cost

	As at March 31, 2024	As at December 31, 2023
Borrowings	$103,652	$103,457
Trade and other payables	146,885	181,904
Deferred consideration - Kurmuk	60,116	58,974
Deferred consideration - Diba	972	951
Total	$311,625	$345,286

Financial liabilities at fair value through profit or loss

Non-current	FV Hierarchy level	As at March 31, 2024	As at December 31, 2023
Contingent consideration - Sadiola	3	$40,273	$39,008
Contingent consideration - Agbaou	3	12,301	12,671
Total	3	$52,574	$51,679

The impact of revaluing financial instruments is summarized below:

	For three months ended March 31,
	2024	2023
Revaluation of Agbaou contingent consideration	$312	$971
Revaluation of Kurmuk deferred consideration	1,142	—
Revaluation of other financial instruments	329	175
Loss on revaluation of financial instruments	$1,783	$1,146

11.	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at March 31, 2024	As at December 31, 2023
Other receivables	5,153	5,238
VAT receivable - net	24,511	19,018
Prepayments	15,756	20,779
Total current trade receivables, prepayments, and other receivables	$45,420	$45,035

Non-current	As at March 31, 2024	As at December 31, 2023
Derivative financial asset	$1,181	$1,181
VAT receivable - net	5,717	8,275
Total non-current trade receivables, prepayments, and other receivables	$6,898	$9,456

The carrying value of trade and other receivables approximate their fair value.

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12.	INVENTORIES

Current	As at March 31, 2024	As at December 31, 2023
Doré bars and gold in circuit	$15,150	$13,742
Ore stockpiles	27,136	28,627
Material and supplies	43,417	46,243
Total current inventories	$85,703	$88,612

Non-current	As at March 31, 2024	As at December 31, 2023
Ore stockpiles	$17,034	$10,958
Total non-current inventories	$17,034	$10,958

Inventories are held at lower of cost or net realizable value.

In the three months ended March 31, 2024 inventories recognized as an expense within cost of sales amounted to $120.4 million (March 31, 2023: $118.7 million).

13.	TRADE AND OTHER PAYABLES

	As at March 31, 2024	As at December 31, 2023
Trade payables	76,602	110,112
Other payables	20,566	34,288
Accrued expenses	36,412	27,428
Royalties	13,305	10,076
Total trade and other payables	$146,885	$181,904

14.	DEFERRED REVENUE

	As at March 31, 2024	As at December 31, 2023
Opening balance	$18,661	$18,150
Cash received	766	2,243
Amount recognized as revenue	(2,604)	(9,224)
Change in estimate	—	3,203
Accrued interest	1,138	4,289
Total deferred revenue	$17,961	$18,661

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mines (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter. This has been treated as deferred revenue, as the upfront payment pertains to future production. As such, revenue is recognized as the services are performed for Sandstorm, reducing the unearned deferred revenue balance. The stream contains an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream.

An accrued interest component has been calculated for the period of $1.1 million, and amount of revenue recognized is $2.6 million, out of which $0.8 million is on a cash basis (at US$400 per ounce) while the remainder is non-cash (amortization of deferred revenue).

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15. BORROWINGS

Convertible
Debenture
Loans and other borrowings - December 31, 2023	$103,457
Accretion of deferred transaction costs	258
Unwinding of discount	(63)
Interest payable	4,693
Interest paid	(4,693)
Loans and other borrowings - March 31, 2024	$103,652

Current	$103,652
Unamortized debt discount	3,950
Principal balance	$107,602

			Convertible
	Orion Debt	Auramet Debt	Debenture	Total
Loans and other borrowings - December 31, 2022	$53,534	$—	$—	$53,534
Acquisition of debt	—	9,880	107,279	117,159
Accrued interest expense	4,777	(29)	3,105	7,853
Debenture debt transaction cost	—	—	(5,339)	(5,339)
Amounts attributed to embedded conversion option	—	—	1,273	1,273
Accretion of deferred transaction costs	—	—	323	323
Unwinding of discount	—	—	(79)	(79)
Cash received	—	259	—	259
Interest payable	—	—	(2,505)	(2,505)
Interest paid	—	—	(600)	(600)
Repayments of debt	(58,311)	(10,110)	—	(68,421)
Loans and other borrowings - December 31, 2023	$—	$—	$103,457	$103,457

Current	$—	$—	$103,457	$103,457
Unamortized debt discount	—	—	4,145	4,145
Principal balance	$—	$—	$107,602	$107,602

Summary Orion facility

On October 10, 2019, the Company entered into an Agreement with Orion Mine Finance (“Orion”). A nominal $35.0 million senior secured facility was created, which accrued interest until June 30, 2020 at a fixed rate of LIBOR + 9%, after which time it was repayable in six equal quarterly instalments on the last banking day of each quarter. On October 25, 2020, the Company entered into an updated Agreement with Orion Mine Finance, where “Tranche 3” was issued, increasing the headline amount by $12.1 million. This agreement contained a deferral of interest and principal through December 31, 2022, followed by 11 quarterly instalments through June 30, 2025. The terms of the interest did not change. On September 7, 2023, the Company paid the principal amount outstanding and its accrued interest, in full.

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Summary Auramet facility

On April 25, 2023, the Company entered into an agreement with Auramet International Inc. (“Auramet”) for a $10.0 million gold prepayment loan. The gold prepayment loan was repayable on or before July 25, 2023, for an amount equal to the market value of a fixed number of ounces of gold on the date of repayment. At that same date and as part of the consideration for the gold prepayment loan, the Company also granted Auramet an out-of-the-money call options to purchase up to a total of 5,000 ounces of gold at a fixed price at specified future dates. The loan maturity was extended to October 11, 2023 and the count-party was amended to be Auramet Capital Partners, which is a shareholder of the Company.

Together, the loan and call option have been recognized as a financial instrument at fair-value through profit and loss with interest accreting at the effective interest rate for the period based on forward prices for gold. At inception, the value of the call options was insignificant and the combined value of the loan and call option, net of fees paid was recorded at $9.9 million. On October 12, 2023, the Auramet loan and interest was repaid in full.

Summary Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction, which have been deferred over the life of the convertible debentures.

The debentures are convertible at the holder's option into the Company's shares at any time during their five-year tenure at a price of $5.79 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price, at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price.

The Company determined the fair value of the liability before transaction costs was $107.3 million. The transaction costs of $5.3 million were allocated in proportion to these initial carrying amounts.

The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

The fair value of the convertible debenture as at March 31, 2024 approximates its carrying value.

Credit Facility

On January 5, 2024, the Company executed a credit facility with five banking institutions, for a total of $100.0 million. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points ("bps") and 450 bps Secured Overnight Financing Rate ("SOFR") Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. No funds have been withdrawn from the facility.

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16.	SHARE CAPITAL

	Number of	Number of
	Common Shares	Preferred Shares	Share Capital
As at December 31, 2021 and December 31, 2022	333,079,107	75,993,484	$93,000
Retrospective application of share consolidation(1)	147,478,019	33,647,768	$93,000
Conversion of preferred shares into common shares	33,647,768	(33,647,768)	—
Participation rights issued	3,838,536	—	40,312
Total shares issued and outstanding post-consolidation	184,964,323	—	$133,312
Shares issued in amalgamation and reverse take-over	18,000,767	—	80,357
Shares issued in private placement	35,961,410	—	160,001
Private placement transaction costs	—	—	(7,521)
Shares issued in acquisition of APM Ethiopia Ltd. (Kurmuk)	11,797,753	—	52,500
As at December 31, 2023 and March 31, 2024	250,724,253	—	$418,649

(1) AGCL shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

17.	SHARE-BASED COMPENSATION

Share-based payment reserve

The share-based payment expense recognized to September 7, 2023, was $2.7 million. On completion of the Transaction, AGCL settled all the share-based payments arrangements, and participation rights granted to its employees and consultants. Acceleration of the unvested portion of these share-based arrangements resulted in an additional $3.5 million expense, accounted for as transaction costs and presented within Other losses in the condensed consolidated interim statement of earnings (loss).

	As at March 31, 2024	As at December 31, 2023
Opening balance	$2,419	$29,506
Charge for the period	2,127	7,265
Share-based compensation settled in the period	—	(34,352)
Closing balance	$4,546	$2,419

Stock Options

On September 8, 2023, the Company granted 600,000 stock options to certain directors, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$2.94 per option, using an exercise price of CAD$5.87 per share, volatility of 38% and a 4% interest rate. The estimated expense as of March 31, 2024, was $0.2 million (March 31, 2023 - $nil).

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

On September 7, 2023, the Company granted a total of 3,573,639 RSUs to certain employees and consultants at a price of $4.45 per RSU. From those, 202,280 units vest equality over three years, while 3,371,359 units vest at the earlier of the third year (September 7, 2026) or the commencement of production at the Kurmuk project.

On November 9, 2023, the Company granted 915,000 RSUs to an employee at a price of $2.98 (CAD$4.11), and equal vesting over three years.

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The Company recorded a $2.0 million share-based compensation expense, and has 4,488,639 RSUs outstanding as of March 31, 2024 (March 31, 2023 - $nil).

As of March 31, 2023, the Company recognized $1.3 million expense from stock based compensation related to participation rights, which were fully settled on September 7, 2023.

18.	DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For three months ended March 31, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Diba project	Total
Opening balance	$39,008	$12,671	$58,974	$951	$111,604
Accretion	1,265	—	—	21	1,286
Revaluation	—	899	1,142	—	2,041
Balance Payable	—	(683)	—	—	(683)
Payments	—	(586)	—	—	(586)
Closing balance	$40,273	$12,301	$60,116	$972	$113,662

Current	$—	$4,831	$24,176	$972	$29,979
Non-current	40,273	7,470	35,940	—	83,683
Total deferred and contingent consideration	$40,273	$12,301	$60,116	$972	$113,662

For the year ended December 31, 2023	Sadiola mine	Agbaou mine	Kurmuk project	Diba project	Total
Opening balance	$33,665	$13,641	$—	$—	$47,306
Asset acquisition	—	—	57,561	937	58,498
Accretion	6,837	—	1,413	14	8,264
Revaluation	(1,494)	2,046	—	—	552
Balance Payable	—	(587)	—	—	(587)
Payments	—	(2,429)	—	—	(2,429)
Closing balance	$39,008	$12,671	$58,974	$951	$111,604

Current	$—	$4,250	$23,716	$951	$28,917
Non-current	39,008	8,421	35,258	—	82,687
Total deferred and contingent consideration	$39,008	$12,671	$58,974	$951	$111,604

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. The contingent consideration was valued using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $1,900 per ounce to $1,745 per ounce, and the expected future production of the mine. The valuation is not materially sensitive to changes in either of these inputs when reasonably plausible sensitivities are applied to either.

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Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, and the expected timing of future production from of the mine. The valuation is most sensitive to changes in the timing of future production.

Diba project – Acquisition of Diba on November 9, 2023

Deferred consideration recorded on the acquisition of Diba includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of commercial production; and December 31, 2025.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes the option by the Company to elect the payment, as follows:

•	First payment: $25.0 million in cash due on the first anniversary after completion; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million settled in shares;

•	Second payment: $21.25 million in cash due on the second anniversary after completion; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion; or $21.25 million in shares due on the second anniversary after completion;

•	Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $60.1 million as of March 31, 2024, from which $24.2 million is presented as current liability and $35.9 million is presented under non-current liabilities. The deferred consideration is valued using the amortized cost method.

19.	SUBSEQUENT EVENT

On April 12, 2024, the Company entered into zero-cost gold collars of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce.

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